2019 Second Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and six months ended June 30, 2019. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019, and the related notes, and with our MD&A for the year ended December 30, 2018 (2018 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to July 31, 2019, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on July 31, 2019.

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2018 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business - Our operations”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A and of the 2018 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading manufacturer of everyday basic apparel, including activewear, underwear, socks, hosiery, and legwear products sold in North America, Europe, Asia-Pacific, and Latin America to wholesale distributors, screenprinters or embellishers, as well as to retailers in North America that sell directly to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies. In addition, we sell directly to consumers through our own on-line platforms. Since its formation, the Company has made significant capital investments in developing its own large-scale and low-cost vertically-integrated supply chain, encompassing yarn production, textile and sock manufacturing, and sewing operations. Gildan's manufacturing operations are located in Central America, the Caribbean Basin, North America, and Bangladesh.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities combined with the significant capital investments made over the years in that respect, which have been above average industry capital intensity levels, are strong factors that differentiate us from our competition. More than 90% of our sales are derived from products we produce ourselves. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes and to ensure adherence to high standards for environmental and social responsibility practices throughout our supply chain. In addition, running our own operations enables us to better control operational efficiency, costs, and product quality, as well as provide a reliable supply chain with short production/delivery cycle times.

3.2 Our operations

3.2.1 Brands, products and customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®. Through a sock licensing agreement providing exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear, hosiery, and underwear, the vast majority of which we manufacture. Some of our brands also extend to other categories such as intimates, sheer hosiery, shapewear, denim, and peripheral or fringe products like caps, totes, towels, and other accessories which are primarily sourced through third-party suppliers.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. Activewear products are primarily sold to wholesale distributors within the imprintables channel, who then sell the blanks to screenprinters/embellishers who decorate the products with designs and logos, and in turn sell the embellished/imprinted activewear into a diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores and price clubs, all of which sell to consumers through their brick and mortar outlets. Consumers also buy our products on-line through e-commerce platforms, including on-line retailers, brick and mortar retail customers’ e-commerce platforms, and our own websites. In addition to selling our products to retailers, we manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Comfort Colors®(2), American Apparel®, Anvil®, Alstyle®(2), Prim + Preux®, Gold Toe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(4), sheer panty hose(5), tights(5), and leggings(5)
Gildan®, Gildan Platinum®(1), Under Armour®(3), Gold Toe®, PowerSox®, GT a Gold Toe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Secret®(1), Silks®(1), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®(1), American Apparel®
Intimates	ladies' shapewear, intimates, and accessories	Secret®(1), American Apparel®, Secret Silky®
Other
To round out our product offerings for certain brands, we also offer other products, including but not limited to denim, jackets, sweaters, bodysuits, skirts, dresses, accessories, which are mainly sourced through third-party suppliers

(1) Gildan Platinum® and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(4) Applicable only to Therapy Plus® and MediPeds®.
(5) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a lesser extent, we also use third-party contractors to supplement our requirements. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in five main hubs, including the United States, Central America, the Caribbean Basin, Mexico, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, we continue to expand our manufacturing capacity, including investments in technology to enhance our capabilities in the production of fashion basics and performance garments.

Recent manufacturing developments
During the latter part of 2018 and into 2019, we began to consolidate some of our textile, sock, sewing, and yarn-spinning manufacturing operations. In the first quarter of 2019, as part of our efforts to optimize our sock and hosiery capacity, we announced plans to consolidate sheer hosiery manufacturing in Canada within our global supply chain. The closure of the facility is expected to be completed before the end of the third quarter this year. With respect to textile manufacturing, our newest facility is the Rio Nance 6 facility, which began operations towards the end of the second quarter of 2018. Rio Nance 6 will continue to ramp up production through 2019 with equipment geared for more efficient production of fashion basics products. In addition, during the second quarter of 2019, we completed the purchase of land, in close proximity to our existing facility, in Bangladesh. The land is intended to be used as part of the construction and development of a large multi-plant manufacturing complex, which is currently expected to include two large textile facilities and related sewing operations, to service international markets and support other key sales growth drivers.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities:(1) conversion of cotton, polyester and other fibres into yarn		■ Clarkton, NC ■ Cedartown, GA ■ Columbus, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric			■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta	■ Bangladesh
Sewing facilities:(2) assembly and sewing of cut goods			■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (3 facilities)	■ Ensenada ■ Hermosillo	■ Bangladesh
Garment-dyeing:(3) pigment dyeing or reactive dyeing process			■ Honduras (1 facility)
Hosiery manufacturing facilities: conversion of yarn into finished socks/sheer hosiery	■ Montreal, QC(4)		■ Honduras (1 facility)
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) While we operate the majority of our sewing facilities, we also use the services of third-party sewing contractors, primarily in Haiti, Nicaragua, and other regions in Central America, as well as Mexico, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
(4) The sheer hosiery facility in Montreal is expected to be closed in August 2019, see "Recent manufacturing developments" under section 3.2.2.

3.2.3 Genuine Responsibility™
Embedded in our long-term vision of 'Making Apparel Better', our commitment to operating responsibly and integrating sustainability into our business practices is a key part of our business strategy and has been an important element of our success. Over the past two decades, we have developed our Genuine Responsibility™ CSR program, incorporating industry-leading guidelines to govern our business activities and operations, and to provide a framework for responsible labour practices, sustainability programs, and social initiatives. Our program is centered around three fundamental priorities, namely 'Caring for our People', 'Conserving the Environment', and 'Creating Stronger Communities'.

We are committed to empowering our people through training and development programs and providing industry leading working conditions and progressive compensation packages at each of our worldwide locations. Our efforts around conserving the environment include the investment in and implementation of innovative solutions that reduce the environmental impact of our operations throughout our supply chain, including responsibly managing water usage, wastewater, energy, carbon emissions, and solid waste. We also strive to create stronger communities in all regions where we operate through dedicated support for education, active living, entrepreneurship, and environmental stewardship initiatives.

Gildan recognizes that transparency is an important driver of our ongoing efforts, allowing closer engagement with a wide array of stakeholders, and is proud to have published its fourteenth consecutive Sustainability Report in 2018. Reported under the stringent GRI-Comprehensive guidelines, this report describes our progress, challenges, and future goals and initiatives. We are proud of our accomplishments in the area of corporate social responsibility and the recognitions we've earned, including our sixth consecutive inclusion in the Dow Jones Sustainability Index and our 10th FundaHRSE CSR seal. We remain committed to furthering our efforts in the areas of focus we have outlined as part of our Genuine Responsibility™ program. Please refer to www.genuineresponsibility.com for more information.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

3.2.4 Sales, marketing and distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations worldwide primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated distribution centres and smaller facilities in the U.S. and Canada, as well as out of Company-owned distribution facilities in Honduras and Mexico. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate office
We currently employ approximately 54,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of on-line shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition while at the same time presenting opportunities for various market participants. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. We compete on these factors by leveraging our competitive strengths, including our strategically located manufacturing operations and supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe the skill set we have developed in owning and operating manufacturing operations together with the significant capital investments we have made over time, which have been above historical industry averages, are key competitive strengths.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Garan Incorporated, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Bella + Canvas, Delta Apparel Inc., and Color Image Apparel, Inc., as well as Central American and Mexican manufacturers. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While this trend creates additional competition for our brands, it also provides opportunity for the Company to become a strategic supplier to these customers, given the Company’s scale and manufacturing capabilities.

4.0 STRATEGY AND OBJECTIVES

Our growth strategy is composed of the following strategic drivers:

4.1 Growing share in fashion basics
Within the imprintables channel, there are three main categories for activewear, namely “basics”, “fashion basics”, and “performance basics”. The Company historically focused on the basics category and over the years gained significant market share penetration with the Gildan® brand becoming the leading brand in this category in North America. In more recent years, we have seen an acceleration of industry growth in the fashion basics and performance basics categories, due in part to end users shifting preference to lighter weight and softer fabrics (fashion basics), or garments offering attributes featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance (performance basics). Fashion basics products are produced with higher quality cotton ring-spun yarns and/or blended yarn fibres and may feature more fitted silhouettes, side seam stitching, and stretch attributes, among other characteristics. Over the last few years we have started to pursue gains in market share in these categories and have developed and acquired brands which we believe are well positioned to drive growth in these categories. Our opening price point offering is marketed under the Gildan® and Gildan® Hammer™ brands. Higher price point offerings include the Anvil® brand, the American Apparel® brand, which is positioned as a premium brand in fashion basics, and the Comfort Colors® brand,

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MANAGEMENT'S DISCUSSION AND ANALYSIS

also a premium brand, which features garment-dyed activewear products. More recently, we introduced a new line of fashionable sport shirts under the Prim + Preux® brand. In the performance category, we market our products under our Gildan Performance® brand offering. We have also invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In addition, our newest textile facility Rio Nance 6, which began production during 2018, is being ramped up with new equipment geared for more efficient production of fashion basics. With strong brand positioning in these categories supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership within imprintable fashion and performance basics.

4.2 Driving international growth
We are pursuing further growth within the imprintables channel of international markets, focusing in Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. Currently our sales outside the United States and Canada are just over 10% of our total consolidated net sales. We are continuing to expand our manufacturing capacity to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We have been increasing capacity at our manufacturing hub in Southeast Asia, specifically in Bangladesh, which is dedicated to supporting international markets. During the second quarter of 2019, we purchased land in Bangladesh that is intended to be used as part of the Company's capacity expansion initiative to develop large-scale vertically-integrated textile manufacturing and sewing operations in Southeast Asia, which the Company believes will enhance its positioning to service international markets and support other key sales growth drivers. The planned incremental capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support some of our requirements for the European market, to support incremental growth in North America.

We intend to continue to pursue further sales growth internationally by leveraging the extensive breadth of our North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales. Our current sales base has been established primarily through the sale of products marketed under the Gildan® brand. We are now leveraging additional brands from our portfolio, such as the American Apparel® and Comfort Colors® brands, among others, in international markets in which we compete.

4.3 Leveraging our brands through e-commerce platforms
We are targeting to grow our sales by leveraging our brand portfolio across our e-commerce infrastructure, including the on-line platforms of our customers. Accessibility to consumers and end-users through e-commerce is increasing, and “space” to market products on-line is not a constraining factor for growth as in the traditional brick and mortar retailer channel. Consequently, e-commerce is creating opportunities for our brands.

4.4 Capitalizing on retailer private label program opportunities that fit within our business model
In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, the Company is also pursuing opportunities to supply retailers with products for their own private label programs. The mass tier within the retail channel represents the largest share of sales of basic apparel products. We believe we are well positioned to support retailers who are seeking low-cost, large-scale manufacturers to support their private label program requirements. The Company intends to pursue private label programs aligned to its operational and financial criteria, including product and SKU complexity and size of program, financial return targets, duration or term of expiry of the agreement, and working capital investment requirements, among other factors of consideration.

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4.5 Growing with global athletic and lifestyle brands
We have also developed strong relationships with and are targeting to grow our sales as a supply chain partner to a small number of select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete directly. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. The majority of our sales to global lifestyle brands are primarily derived from the sale of activewear products. In recent years we have also started to sell sock products to one of our global brand customers. We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and socks.

4.6 Enhancing sales and earnings growth with acquisitions that complement our strategy
We believe we can enhance our sales and earnings growth by continuing to seek complementary strategic acquisition opportunities. We intend to use our free cash flow and debt financing capacity to pursue acquisitions which meet our criteria. Over the past decade, we have completed acquisitions which have added brands to our portfolio or expanded our product offering, enhanced our manufacturing capabilities, or expanded our distribution or presence in geographical markets. The three main considerations around which we have developed our criteria for evaluating acquisition opportunities include: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness and net indebtedness, and net debt leverage ratio to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance. We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	June 30, 2019	March 31, 2019	December 30, 2018	September 30, 2018	July 1, 2018	April 1, 2018	December 31, 2017	October 1, 2017

Net sales	801.6	623.9	742.7	754.4	764.2	647.3	653.7	716.4
Net earnings	99.7	22.7	59.6	114.3	109.0	67.9	54.9	116.1
Net earnings per share:
Basic(1)	0.49	0.11	0.29	0.55	0.51	0.31	0.25	0.52
Diluted(1)	0.49	0.11	0.29	0.55	0.51	0.31	0.25	0.52
Weighted average number of shares outstanding (in ‘000s):
Basic	204,960	206,595	206,796	207,926	212,477	218,541	219,387	223,017
Diluted	205,520	207,057	207,122	208,161	212,722	218,850	219,758	223,481
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. There have not been any significant business acquisitions impacting earnings during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled "Impairment of trade accounts receivable" contains a discussion of allowances for expected credit losses.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of the 2018 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

QUARTERLY REPORT - Q2 2019 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Six months ended
	Jun 30, 2019	Jul 1, 2018	Variation		Jun 30, 2019	Jul 1, 2018	Variation
			$	%			$	%

Net sales	801.6	764.2	37.4	4.9%	1,425.6	1,411.5	14.1	1.0%
Gross profit	222.8	215.9	6.9	3.2%	383.5	391.7	(8.2)	(2.1)%
SG&A expenses	92.0	92.1	(0.1)	(0.1)%	185.0	184.9	0.1	0.1%
Impairment of trade accounts receivable	0.4	(0.1)	0.5	n.m.	24.8	0.1	24.7	n.m.
Restructuring and acquisition-related costs	16.3	3.0	13.3	n.m.	26.9	9.4	17.5	n.m.
Operating income	114.1	121.0	(6.9)	(5.7)%	146.8	197.3	(50.5)	(25.6)%
Adjusted operating income(1)	130.4	124.0	6.4	5.2%	173.7	206.7	(33.0)	(16.0)%
Adjusted EBITDA(1)	174.5	166.0	8.5	5.1%	257.8	290.1	(32.3)	(11.1)%
Financial expenses	10.6	8.0	2.6	32.5%	19.7	13.2	6.5	49.2%
Income tax expense	3.8	4.0	(0.2)	(5.0)%	4.7	7.2	(2.5)	(34.7)%
Net earnings	99.7	109.0	(9.3)	(8.5)%	122.4	176.9	(54.5)	(30.8)%
Adjusted net earnings(1)	115.0	111.5	3.5	3.1%	147.8	186.1	(38.3)	(20.6)%

Basic EPS	0.49	0.51	(0.02)	(3.9)%	0.59	0.82	(0.23)	(28.0)%
Diluted EPS	0.49	0.51	(0.02)	(3.9)%	0.59	0.82	(0.23)	(28.0)%
Adjusted diluted EPS(1)	0.56	0.52	0.04	7.7%	0.72	0.86	(0.14)	(16.3)%

Gross margin	27.8%	28.3%	n/a	(0.5) pp	26.9%	27.8%	n/a	(0.9) pp
SG&A expenses as a percentage of sales	11.5%	12.0%	n/a	(0.5) pp	13.0%	13.1%	n/a	(0.1) pp
Operating margin	14.2%	15.8%	n/a	(1.6) pp	10.3%	14.0%	n/a	(3.7) pp
Adjusted operating margin(1)	16.3%	16.2%	n/a	0.1 pp	12.2%	14.6%	n/a	(2.4) pp
n.m. = not meaningful
n/a = not applicable

	Jun 30, 2019	Dec 30, 2018	Variation
			$	%

Total assets	3,337.8	3,004.6	333.2	11.1%
Total non-current financial liabilities	958.0	669.0	289.0	43.2%
Net indebtedness(1)	989.2	622.3	366.9	59.0%
Quarterly cash dividend declared per common share	0.134	0.112	0.022	19.6%
Net debt leverage ratio(1)	1.8	1.0	n/a	n/a
n/a = not applicable
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2019 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Operating review

5.4.1 Net sales

	Three months ended				Six months ended
(in $ millions, or otherwise indicated)	Jun 30, 2019	Jul 1, 2018	Variation		Jun 30, 2019	Jul 1, 2018	Variation
			$	%			$	%

Activewear	665.6	625.2	40.4	6.5%	1,159.2	1,139.7	19.5	1.7%
Hosiery and underwear (1)	136.0	139.0	(3.0)	(2.2)%	266.4	271.8	(5.4)	(2.0)%
Total net sales	801.6	764.2	37.4	4.9%	1,425.6	1,411.5	14.1	1.0%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Activewear sales growth during the second quarter of 2019 was driven by higher unit sales volumes of fashion basics and fleece, volume growth in global lifestyle brand products, and higher e-commerce sales volumes, as well as more favourable product-mix and higher net selling prices, partly offset by lower unit sales of basics. While international sales were slightly up, we saw softness in Europe and slower growth in China, particularly in the first two months of the quarter, which we believe was largely tied to the pace of broader economic activity in these regions. Growth in international sales was stronger in the month of June. The slight sales decline in the hosiery and underwear category resulted from lower sock sales volumes which were largely offset by a 52% increase in underwear sales during the quarter. The underwear sales increase was due to the full roll-out of a new private label men's underwear program with our largest mass retail customer, which began to ship at the end of the first quarter this year. This new program replaced our previous branded program with this retailer and now occupies significantly more shelf space than our former branded program. The decline in sock sales was primarily due to lower unit sales in mass, including the exit of a sock program in the dollar channel, and lower sales in other channels, including sports specialty, partly offset by higher sock sales to global lifestyle brands.

The slight increase in net sales for the six months ended June 30, 2019 was due to an increase of 1.7% in activewear sales, partly offset by a 2.0% decline in the hosiery and underwear category. The growth in activewear was mainly driven by favourable product-mix, particularly from fleece sales and higher net selling prices, partly offset by lower unit sales volumes of basics. The decline in the hosiery and underwear sales category was mainly due to lower unit sales of socks, including the impact of our exit of a sock program in the dollar channel, mostly offset by higher underwear sales and more favourable product-mix.

5.4.2 Gross profit

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Gross profit	222.8	215.9	6.9	383.5	391.7	(8.2)
Gross margin	27.8%	28.3%	(0.5) pp	26.9%	27.8%	(0.9) pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decline in gross margin for the second quarter and the first six months of 2019 was mainly due to anticipated increases in raw material costs, inflationary pressure on other input costs, and unfavourable foreign exchange. These factors more than offset the benefit of higher net selling prices and favourable product-mix.

QUARTERLY REPORT - Q2 2019 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

SG&A expenses	92.0	92.1	(0.1)	185.0	184.9	0.1
SG&A expenses as a percentage of sales	11.5%	12.0%	(0.5) pp	13.0%	13.1%	(0.1) pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

SG&A expenses for the second quarter and first six months of 2019 remained essentially flat compared to the same periods in 2018, despite the rise in sales. As a percentage of sales, SG&A expenses for the three and six months ended June 30, 2019 reflected improvements of 50 basis points and 10 basis points, respectively, compared to the same periods last year primarily due to cost benefits stemming from the Company's ongoing focus on SG&A rationalization.

5.4.4 Impairment of trade accounts receivable
Impairment of trade accounts receivable was $0.4 million (2018 - recovery of $0.1 million) and $24.8 million (2018 - $0.1 million), respectively, for the three and six months ended June 30, 2019. The impairment of trade accounts receivable for the six months ended June 30, 2019 consisted primarily of a $21.7 million charge taken in the first quarter this year relating to the receivership and liquidation of one of the Company's U.S. distributor customers.

5.4.5 Restructuring and acquisition-related costs

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation
Employee termination and benefit costs	5.7	0.6	5.1	7.1	5.3	1.8
Exit, relocation and other costs	6.4	2.2	4.2	9.3	3.9	5.4
Write down of property, plant and equipment and right-of-use assets	4.2	—	4.2	10.6	—	10.6
Net (gain) loss on disposal of property, plant and equipment related to exit activities	(0.1)	0.1	(0.2)	(0.1)	0.1	(0.2)
Acquisition-related transaction costs	—	0.1	(0.1)	—	0.1	(0.1)
	16.2	3.0	13.2	26.9	9.4	17.5
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related costs for the six months ended June 30, 2019 related primarily to the following: $6.0 million for the exit of yarn recycling activities, including the planned disposal of yarn recycling equipment; $5.5 million for the closure of a hosiery manufacturing plant in Canada; $5.4 million for the consolidation of sewing activities, primarily in Honduras; $2.6 million for the closure of a yarn-spinning plant in the U.S.; $1.4 million for the closure of an administrative office in the U.S.; $1.4 million for the closure of a distribution centre in the U.S.; and $4.6 million in other costs to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

Restructuring and acquisition-related costs for the six months ended July 1, 2018 related primarily to the following: $3.9 million for the Company's internal organizational realignment, including severance costs, legal fees, and other professional fees; $2.3 million for the consolidation of the Company's U.S. distribution centres pursuant to the acquisitions of American Apparel, Alstyle, and Peds; $1.3 million for the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition; and $1.9 million in other costs, including the completion of the integration of prior years' business acquisitions.

QUARTERLY REPORT - Q2 2019 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.6 Operating income and adjusted operating income

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Operating income	114.1	121.0	(6.9)	146.8	197.3	(50.5)
Adjustment for:
Restructuring and acquisition-related costs	16.3	3.0	13.3	26.9	9.4	17.5
Adjusted operating income(1)	130.4	124.0	6.4	173.7	206.7	(33.0)

Operating margin	14.2%	15.8%	(1.6) pp	10.3%	14.0%	(3.7) pp
Adjusted operating margin(1)	16.3%	16.2%	0.1 pp	12.2%	14.6%	(2.4) pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The year-over-year decline in operating income and operating margin for the second quarter of 2019 compared to last year was mainly due to higher restructuring and acquisition-related costs. For the first six months of 2019, the year-over-year decline in operating income and operating margin was mainly as a result of the higher restructuring and acquisition-related costs and the trade accounts receivable impairment of $24.8 million, as well as the impact of a 90 basis point decline in gross margin. Adjusted operating income and adjusted operating margin for the six months ended June 30, 2019, which exclude restructuring and acquisition-related costs, were also lower compared to the same period last year, due to the trade receivable impairment charge and the decline in gross margin.

5.4.7 Financial expenses, net

	Three months ended			Six months ended
(in $ millions)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Interest expense on financial liabilities recorded at amortized cost	7.4	6.0	1.4	14.3	10.5	3.8
Bank and other financial charges	1.9	1.8	0.1	3.7	3.5	0.2
Interest accretion on discounted lease obligations	0.8	—	0.8	1.6	—	1.6
Interest accretion on discounted provisions	0.1	0.1	—	0.1	0.1	—
Foreign exchange loss (gain)	0.4	0.1	0.3	(0.1)	(0.9)	0.8
Financial expenses, net	10.6	8.0	2.6	19.6	13.2	6.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three and six months ended June 30, 2019, the increase in financial expenses compared to the corresponding periods last year was mainly due to higher effective interest rates on our long-term debt bearing interest at variable rates as a result of higher U.S. short-term interest rates, higher average borrowing levels, and the impact of interest accretion on discounted lease obligations recorded as a result of the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Foreign exchange losses and gains for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

QUARTERLY REPORT - Q2 2019 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.8 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Earnings before income taxes	103.5	113.0	(9.5)	127.1	184.1	(57.0)
Income tax expense	3.8	4.0	(0.2)	4.7	7.2	(2.5)
Average effective income tax rate	3.7%	3.5%	0.2 pp	3.7%	3.9%	(0.2) pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the six months ended June 30, 2019, the average effective income tax rate was in line with the Company’s expected annual effective income tax rate of approximately 4% for fiscal 2019.

5.4.9 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Six months ended
(in $ millions, except per share amounts)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Net earnings	99.7	109.0	(9.3)	122.4	176.9	(54.5)
Adjustments for:
Restructuring and acquisition-related costs	16.3	3.0	13.3	26.9	9.4	17.5
Income tax recovery relating to restructuring and acquisition-related actions	(1.0)	(0.5)	(0.5)	(1.5)	(0.2)	(1.3)
Adjusted net earnings(1)	115.0	111.5	3.5	147.8	186.1	(38.3)

Basic EPS	0.49	0.51	(0.02)	0.59	0.82	(0.23)
Diluted EPS	0.49	0.51	(0.02)	0.59	0.82	(0.23)
Adjusted diluted EPS(1)	0.56	0.52	0.04	0.72	0.86	(0.14)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decline in net earnings for the three months and six months ended June 30, 2019 was mainly due to the decline in operating income.

The increase in adjusted net earnings for the second quarter of 2019 was mainly due to increased sales and higher adjusted operating margin. For the six months ended June 30, 2019, the decline in adjusted net earnings was mainly due to the decline in adjusted operating margin and higher net financial expenses, partly offset by higher net sales. On a diluted per share basis, net earnings and adjusted net earnings for the second quarter and on a year-to-date basis were positively impacted by the benefit of a lower share count compared to the same periods in the prior year.

QUARTERLY REPORT - Q2 2019 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Jun 30, 2019	Dec 30, 2018	Variation

Cash and cash equivalents	50.6	46.7	3.9
Trade accounts receivable	509.2	317.2	192.0
Income taxes receivable	2.7	1.7	1.0
Inventories	1,008.5	940.0	68.5
Prepaid expenses, deposits and other current assets	73.6	77.4	(3.8)
Accounts payable and accrued liabilities	(366.5)	(347.0)	(19.5)
Current portion of lease obligations	(13.0)	—	(13.0)
Total working capital	1,265.1	1,036.0	229.1
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of seasonally higher sales in the second quarter of fiscal 2019 compared to the fourth quarter of fiscal 2018, the impact of higher days sales outstanding, and a seasonally lower offset for accruals for sales discounts in trade accounts receivable compared to the end of fiscal 2018 (due to the payout of annual rebate programs for distributors subsequent to the end of fiscal 2018). The increase in days sales outstanding was mainly due to longer payment terms including the seasonal impact of fleece sales which carry extended payment terms in accordance with industry practice, and the impact of lower sales of trade accounts receivables to a financial institution under a receivables purchase agreement, partially offset by the impairment of trade accounts receivable as described in section 5.4.4 of this MD&A.

•	The increase in inventories was mainly due to higher average unit costs resulting primarily from higher cost product mix, as well as increases in raw materials and work in progress.

•
The increase in accounts payable and accrued liabilities is mainly the result of higher days payable outstanding, a $9 million holdback related to purchase of land in Bangladesh, and a higher derivative financial instrument liability, partially offset by seasonally lower accruals for variable compensation.

•
The current portion of lease obligations results from the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019.

•
Working capital was $1,265.1 million as at June 30, 2019, compared to $1,036.0 million as at December 30, 2018. The current ratio at the end of the second quarter of fiscal 2019 was 4.3, compared to 4.0 at the end of fiscal 2018.

QUARTERLY REPORT - Q2 2019 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, December 30, 2018	990.5	—	393.6	227.4
Initial adoption of IFRS 16	—	78.1	—	—
Net capital additions	79.1	0.8	4.9	—
Additions through business acquisitions	—	—	—	0.5
Depreciation and amortization	(62.7)	(6.5)	(12.0)	—
Write-downs and impairments	(10.0)	(1.1)	—	—
Balance, June 30, 2019	996.9	71.3	386.5	227.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•
Additions to property, plant and equipment were primarily for the acquisition of land in Bangladesh and expenditures related to manufacturing capacity expansion initiatives. Write-downs and impairments of $10.0 million related to the closure of facilities as described in subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in this MD&A.

•
Right-of-use assets reflect the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The slight decrease in intangible assets reflects amortization of $12.0 million, offset by computer software additions of $4.9 million.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Jun 30, 2019	Dec 30, 2018	Variation

Other non-current assets	10.6	10.3	0.3

Long-term debt	(958.0)	(669.0)	(289.0)
Lease obligations	(68.7)	—	(68.7)
Deferred income tax liabilities	(13.2)	(12.6)	(0.6)
Other non-current liabilities	(37.0)	(39.9)	2.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•
Lease obligations result from the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019.

•
Other non-current liabilities include provisions and employee benefit obligations. The decrease results mainly from a reduction in provisions for onerous leases as part of the initial adoption of IFRS 16, partially offset by statutory severance benefits earned by employees located in the Caribbean Basin and Central America.

QUARTERLY REPORT - Q2 2019 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Six months ended
(in $ millions)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Net earnings	99.7	109.0	(9.3)	122.4	176.9	(54.5)
Adjustments to reconcile net earnings to cash flows from (used in) operating activities(1)	61.4	55.9	5.5	107.7	101.1	6.6
Changes in non-cash working capital balances	(81.6)	(34.6)	(47.0)	(255.8)	(165.3)	(90.5)
Cash flows from (used in) operating activities	79.5	130.3	(50.8)	(25.7)	112.7	(138.4)
(1) Includes depreciation and amortization of $44.1 million (2018 - $42.0 million) and $84.1 million (2018 - $83.4 million), respectively, for the three and six months ended June 30, 2019.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•
Cash flows used in operating activities were $25.7 million for the six months ended June 30, 2019, compared to cash flows from operating activities of $112.7 million in the corresponding period last year. The decrease in operating cash flows was mainly due to the impact of a higher increase in non-cash working capital as explained below and lower net earnings.

•
The net increase in non-cash working capital was $255.8 million during the six months ended June 30, 2019, compared to a net increase of $165.3 million during the six months ended July 1, 2018. The higher increase in non-cash working capital compared to the same period last year was mainly due to a higher increase in trade accounts receivable and inventories.

•
The initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for three and six months ended June 30, 2019, positively impacted cash flows used in operating activities by $6.6 million for the six months ended June 30, 2019.

7.2 Cash flows from (used in) investing activities

	Three months ended			Six months ended
(in $ millions)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Purchase of property, plant and equipment	(53.6)	(31.1)	(22.5)	(73.4)	(52.5)	(20.9)
Purchase of intangible assets	(2.4)	(11.9)	9.5	(5.4)	(12.9)	7.5
Business acquisitions	—	—	—	(1.3)	(0.1)	(1.2)
Proceeds on disposal of property, plant and equipment	2.4	10.7	(8.3)	2.7	10.8	(8.1)
Cash flows used in investing activities	(53.6)	(32.3)	(21.3)	(77.4)	(54.7)	(22.7)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•
Cash used in investing activities during the six months ended June 30, 2019 was higher than in the corresponding period last year due mainly to higher capital spending in fiscal 2019, including the purchase of land in Bangladesh.

•
Capital expenditures for the six months ended June 30, 2019 are described in section 6.2 of this MD&A, and our projected capital expenditures for the twelve months ending December 29, 2019 are discussed under section 8.0 entitled “Liquidity and capital resources” in this MD&A.

•
Cash flows for business acquisitions during the six months ended June 30, 2019 relates to the payment of the final amounts due in connection with the acquisition of a U.S.-based ring-spun yarn manufacturer in July 2017.

QUARTERLY REPORT - Q2 2019 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

	Three months ended			Six months ended
(in $ millions)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Cash flows from (used in) operating activities	79.5	130.3	(50.8)	(25.7)	112.7	(138.4)
Cash flows used in investing activities	(53.5)	(32.3)	(21.2)	(77.4)	(54.7)	(22.7)
Adjustment for:
Business acquisitions	—	—	—	1.3	0.1	1.2
Free cash flow(1)	26.0	98.0	(72.0)	(101.8)	58.1	(159.9)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	The year-over-year reduction in free cash flow of $159.9 million for the six months ended June 30, 2019 was mainly due to the lower operating cash flows as noted above.

7.4 Cash flows from (used in) financing activities

	Three months ended			Six months ended
(in $ millions)	Jun 30, 2019	Jul 1, 2018	Variation	Jun 30, 2019	Jul 1, 2018	Variation

Increase in amounts drawn under long-term bank credit facilities	70.0	125.0	(55.0)	289.0	270.0	19.0
Payment of lease obligations	(3.4)	—	(3.4)	(6.6)	—	(6.6)
Dividends paid	(27.8)	(23.0)	(4.8)	(55.6)	(48.1)	(7.5)
Proceeds from the issuance of shares	2.2	0.4	1.8	8.7	1.3	7.4
Repurchase and cancellation of shares	(97.4)	(209.2)	111.8	(128.4)	(291.7)	163.3
Share repurchases for settlement of non-Treasury RSUs	—	(0.6)	0.6	—	(0.6)	0.6
Cash flows from (used in) financing activities	(56.4)	(107.4)	51.0	107.1	(69.1)	176.2
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities for the six months ended June 30, 2019 mainly reflects cash inflows of $289.0 million from funds drawn on our long-term bank credit facilities, partially offset by the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.7 of this MD&A and the payments of dividends. As a result of the adoption of IFRS 16, beginning in fiscal 2019, lease payments are classified as financing activities in the consolidated statement of cash flows. For the six months ended July 1, 2018, cash flows used in financing activities mainly reflected the repurchase and cancellation of common shares under previous NCIB programs, and the payment of dividends, partially offset by cash inflows of $270.0 million from funds drawn on our long-term bank credit facilities. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•
The Company paid $55.6 million of dividends during the six months ended June 30, 2019 compared to $48.1 million of dividends during the six months ended July 1, 2018. The year-over-year increase is due to the 20% increase in the amount of the quarterly dividend approved by the Board of Directors on February 20, 2019, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares executed since last year under NCIB programs.

QUARTERLY REPORT - Q2 2019 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework

Our primary uses of funds are for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We fund our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, we intend to use our free cash flow and debt financing capacity to support our current dividend, and then seek to complete complementary strategic acquisitions which meet our criteria. In addition, when appropriate, we intend to use excess cash to repurchase shares under normal course issuer bid programs. The Company has set a net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities.

8.2 Long-term debt and net indebtedness

The Company's long-term debt as at June 30, 2019 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Jun 30, 2019	Dec 30, 2018

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	3.7%	358.0	69.0	April 2024
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, payable monthly(3)	2.9%	300.0	300.0	April 2024
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100.0	100.0	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50.0	50.0	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100.0	100.0	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50.0	50.0	August 2026
		958.0	669.0

(1)	Represents the annualized effective interest rate for the six months ended June 30, 2019, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $13.4 million (December 30, 2018 - $13.4 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2019, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, to extend the maturity dates from April 2023 to April 2024.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at June 30, 2019.

QUARTERLY REPORT - Q2 2019 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)	Jun 30, 2019	Dec 30, 2018

Long-term debt and total bank indebtedness	958.0	669.0
Lease obligations	81.8	—
Total indebtedness(1)	1,039.8	669.0
Cash and cash equivalents	(50.6)	(46.7)
Net indebtedness(1)	989.2	622.3
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at June 30, 2019 was 1.8 times (1.0 times at December 30, 2018) which was within the range of its previously communicated target net debt leverage ratio range of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Jun 30, 2019	Dec 30, 2018

Adjusted EBITDA for the trailing twelve months	563.3	595.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	563.3	595.5
Net indebtedness(1)	989.2	622.3
Net debt leverage ratio(1)	1.8	1.0
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The Company continues to expect total capital expenditures of approximately $175 million for 2019 including the acquisition of land in Bangladesh, expenditures related to manufacturing capacity expansion initiatives, and investments in distribution capabilities and information technology.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, to provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the NCIB discussed in section 8.7 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The following table sets forth the maturity of our contractual obligations by period as at June 30, 2019.

QUARTERLY REPORT - Q2 2019 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	366.5	366.5	366.5	—	—	—
Long-term debt(1)	958.0	958.0	—	—	808.0	150.0
Purchase and other obligations	—	476.2	312.3	99.3	64.5	0.1
Operating leases	81.8	100.7	20.0	27.5	17.1	36.1
Total contractual obligations	1,406.3	1,901.4	698.8	126.8	889.6	186.2
(1) Excluding interest.

As disclosed in note 23 to our fiscal 2018 audited consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at June 30, 2019, the maximum potential liability under these guarantees was $66.1 million, of which $9.2 million was for surety bonds and $56.9 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at June 30, 2019, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loan and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to note 8 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at July 26, 2019 there were 203,686,402 common shares issued and outstanding along with 2,255,238 stock options and 95,736 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.6 Declaration of dividend

The Company paid dividends of $55.6 million during the six months ended June 30, 2019. On July 31, 2019, the Board of Directors declared a quarterly cash dividend of $0.134 per share for an expected aggregate payment of $27.3 million which will be paid on September 9, 2019 on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on August 15, 2019. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

QUARTERLY REPORT - Q2 2019 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.7 Normal course issuer bid

On February 21, 2018, the Board of Directors of the Company approved the initiation of an NCIB commencing on February 27, 2018 and ending on February 26, 2019 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. On August 1, 2018, the Company obtained approval from the TSX to amend its NCIB program in order to increase the maximum number of common shares that may be repurchased from 10,960,391 common shares, or approximately 5% of the Company’s issued and outstanding common shares as at February 15, 2018 (the reference date for the previous NCIB), to 21,575,761 common shares, representing approximately 10% of the public float as at February 15, 2018. No other terms of the NCIB were amended.

On February 20, 2019, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares.

During the six months ended June 30, 2019, the Company repurchased for cancellation a total of 3,494,169 common shares under its NCIB programs for a total cost of $128.4 million. Of the total cost of $128.4 million, $2.8 million was charged to share capital and the balance was charged to retained earnings.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

References related to management’s expectations may be found throughout the Company's earnings press release dated August 1, 2019, and more specifically under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2018 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company seeks to manage those risks, and for more information about our derivative financial instruments, please refer to note 8 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2018 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

QUARTERLY REPORT - Q2 2019 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Determination of cash-generating units (CGUs)

•	Income taxes

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:

•	Allowance for expected credit losses

•	Sales promotional programs

•	Inventory valuation

•	Recoverability and impairment of non-financial assets

•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2018 audited consolidated financial statements.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019 as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of December 31, 2018 as described below.

Leases
IFRS 16, Leases, specifies how to recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments, for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. Please refer to note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019 for a detailed description of the impact of adoption of IFRS 16 and for the Company's updated lease accounting policy.

Uncertain Income Tax Treatments
IFRIC 23, Uncertainty Over Income Tax Treatments, clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits, and tax rates, and how an entity considers changes in facts and circumstances in such determinations. The adoption of IFRIC 23 did not have an impact on the Company’s consolidated financial statements as at the effective date of adoption.

QUARTERLY REPORT - Q2 2019 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS

13.2 New accounting standards and interpretations not yet applied

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and apply prospectively.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on April 1, 2019 and ended on June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0 RISKS AND UNCERTAINTIES

In our 2018 Annual MD&A under the sections “Financial risk management” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2018 Annual MD&A include:

•	Our ability to implement our growth strategies and plans

•	Our ability to compete effectively

•	Our ability to integrate acquisitions

•	We may be negatively impacted by changes in general economic and financial conditions

•	We rely on a small number of significant customers

•	Our customers do not commit to purchase minimum quantities

•	Our ability to anticipate, identify, or react to changes in consumer preferences and trends

•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand

•	We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products

•	We rely on key suppliers

•	We may be negatively impacted by climate, political, social, and economic risks in the countries in which we operate or from which we source production

•	Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions

•	We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations

•	Factors or circumstances that could increase our effective income tax rate

•	Compliance with environmental and health and safety regulations

•	Compliance with product safety regulations

•	We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations

•	We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices

•	We may be negatively impacted by changes in third-party licensing arrangements and licensed brands

•	Our ability to protect our intellectual property rights

•	We rely significantly on our information systems for our business operations

•	We may be negatively impacted by data security and privacy breaches

•	We depend on key management and our ability to attract and/or retain key personnel

QUARTERLY REPORT - Q2 2019 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A, except for those measures impacted by the initial adoption of IFRS 16, Leases, as discussed below. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in $ millions, except per share amounts)	Jun 30, 2019	Jul 1, 2018	Jun 30, 2019	Jul 1, 2018

Net earnings	99.7	109.0	122.4	176.9
Adjustments for:
Restructuring and acquisition-related costs	16.3	3.0	26.9	9.4
Income tax recovery relating to restructuring and acquisition-related actions	(1.0)	(0.5)	(1.5)	(0.2)
Adjusted net earnings	115.0	111.5	147.8	186.1

Basic EPS	0.49	0.51	0.59	0.82
Diluted EPS	0.49	0.51	0.59	0.82
Adjusted diluted EPS	0.56	0.52	0.72	0.86
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

QUARTERLY REPORT - Q2 2019 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jun 30, 2019	Jul 1, 2018	Jun 30, 2019	Jul 1, 2018

Operating income(1)	114.1	121.0	146.8	197.3
Adjustment for:
Restructuring and acquisition-related costs	16.3	3.0	26.9	9.4
Adjusted operating income(1)	130.4	124.0	173.7	206.7

Operating margin	14.2%	15.8%	10.3%	14.0%
Adjusted operating margin	16.3%	16.2%	12.2%	14.6%
(1) Operating income and adjusted operating income for the three and six months ended June 30, 2019 were positively impacted by $0.8 million and $1.6 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Prior year operating income and adjusted operating income were not impacted.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in $ millions)	Jun 30, 2019	Jul 1, 2018	Jun 30, 2019	Jul 1, 2018

Net earnings	99.7	109.0	122.4	176.9
Restructuring and acquisition-related costs	16.3	3.0	26.9	9.4
Depreciation and amortization	44.1	42.0	84.1	83.4
Financial expenses, net	10.6	8.0	19.7	13.2
Income tax expense	3.8	4.0	4.7	7.2
Adjusted EBITDA(1)	174.5	166.0	257.8	290.1
(1) Adjusted EBITDA for the three and six months ended June 30, 2019 was positively impacted by $3.9 million and $8.1 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Prior year adjusted EBITDA was not impacted.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

QUARTERLY REPORT - Q2 2019 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Six months ended
(in $ millions)	Jun 30, 2019	Jul 1, 2018	Jun 30, 2019	Jul 1, 2018

Cash flows from (used in) operating activities	79.5	130.3	(25.7)	112.7
Cash flows used in investing activities	(53.5)	(32.3)	(77.4)	(54.7)
Adjustment for:
Business acquisitions	—	—	1.3	0.1
Free cash flow(1)	26.0	98.0	(101.8)	58.1
(1) Free cash flow for the three and six months ended June 30, 2019 increased by $3.4 million and $6.6 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Prior year free cash flow was not impacted.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company. The Company has included lease obligations in total indebtedness and net indebtedness beginning in fiscal 2019, consistent with the adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Comparative periods have not been revised and therefore may not be directly comparable.

(in $ millions)	Jun 30, 2019	Dec 30, 2018

Long-term debt and total bank indebtedness	958.0	669.0
Lease obligations	81.8	—
Total indebtedness	1,039.8	669.0
Cash and cash equivalents	(50.6)	(46.7)
Net indebtedness	989.2	622.3
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Jun 30, 2019	Dec 30, 2018

Adjusted EBITDA for the trailing twelve months	563.3	595.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	563.3	595.5
Net indebtedness	989.2	622.3
Net debt leverage ratio(1)	1.8	1.0
(1) The net debt leverage ratio as at June 30, 2019 increased by approximately 0.1 due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. The prior year net debt leverage ratio was not impacted.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2019 P.28